UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


13002858

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT
PLAN)



Date: June 26, 2013

Laura Stein
Senior Vice President – General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Moss Adams LLP
23.2	Consent of Mohler, Nixon & Williams

Financial Statements and Supplemental Schedule

The Clorox Company 401(k) Plan
As of December 31, 2012 and 2011
and for the Plan year ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011
and for the Plan year ended December 31, 2012

Contents


MOSS ADAMS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company 401(k) Plan

We have audited the financial statements of The Clorox Company 401(k) Plan (the Plan) as of and for the year then ended December 31, 2012, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Campbell, California
June 26, 2013

mohler, nixon + williams
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company 401(k) Plan

We have audited the statement of net assets available for benefits of The Clorox Company 401(k) Plan (the Plan) as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Mohler Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2012

635 Campbell Technology Parkway • Campbell, California 95008-5071 • Tel 408-369-2400 • Fax 408-879-9455
2600 El Camino Real, Suite 405 • Palo Alto, California 94306-1719 • Tel 650-494-3901 • Fax 650-494-6756
150 Spear Street, Suite 925 • San Francisco, California 94105-1535 • Tel 415-817-5070 • Fax 415-896-1721
www.mohlernixon.com

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2012	2011
Assets		
Cash and cash equivalents	$ –	$ 6,145
Investments, at fair value	887,193,853	775,820,205
Receivables:		
Notes receivable from participants	24,728,888	22,602,424
Employer contributions	24,921,710	12,035,043
Participant contributions	896,240	825,552
Total receivables	50,546,838	35,463,019
Total assets	937,740,691	811,289,369
Liabilities		
Due to brokers for securities purchased	–	(179,267)
Net assets available for benefits, at fair value	937,740,691	811,110,102
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	(4,331,535)	(3,591,873)
Net assets available for benefits	$ 933,409,156	$ 807,518,229

See accompanying notes to the financial statements.

Statement of Changes in Net Assets Available for Benefits

For the Plan Year Ended December 31, 2012

Additions to/(deductions from) net assets attributable to:	
Investment and other income:	
Interest income and dividends	$ 19,005,129
Net appreciation in fair value of investments	86,396,181
Total investment and other income	105,401,310
Contributions:	
Employer	40,105,407
Participants	37,952,241
Rollovers	6,850,925
Total contributions	84,908,573
Benefits paid to participants	(75,075,136)
Administrative expenses	(384,033)
Net increase prior to transfer in	114,850,714
Transfer in (Note 1)	11,040,213
Net assets available for benefits:	
Beginning of year	807,518,229
End of year	$ 933,409,156

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective July 1, 2011, the plan was amended to change its Plan year as follows:

- July 1 through June 30, for Plan years beginning prior to July 1, 2011.
- July 1 through December 31, for the Short Plan year beginning on July 1, 2011.
- January 1 through December 31, for Plan years beginning on or after January 1, 2012.

Transfer In

Effective January 1, 2012, the Burt's Bees, Inc. 401(k) Profit Sharing Plan and Trust was merged into the Plan; assets of approximately $11 million were transferred into the Plan. Eligible Burt's Bees' employees were able to participate in the Plan starting on January 1, 2012.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan (Participating Company). The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States of America source of income, (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement, (iv) employees sent to a Participating Company by an international subsidiary to participate in a training or development program sponsored by the Participating Company with the understanding that they will be sent to an international subsidiary after completing the program, (v) employees who are residents of Puerto Rico or who perform services for a Participating Company primarily in Puerto Rico and are participants of The Clorox Company Employee Retirement Investment Plan for Puerto Rico. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

1. Description of the Plan (continued)

The Company maintains a nonleveraged employee stock ownership plan (the "ESOP") within the meaning of the Internal Revenue Code (the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest in the Company's common stock. If elected, the participants can receive dividends paid directly to them in cash. No participant shall be permitted to direct more than 10% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 10% of his or her account balance immediately after such transfer or exchange. Prior to January 1, 2007, this 10% account limit was not yet implemented; as such there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

The Employee Benefits Committee (the "Committee") administers the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is the trustee, custodian and recordkeeper of the Plan.

Contributions

Participants may contribute from 1% to 50% (25% for participants covered by a collective bargaining agreement) of their covered compensation, on a pre-tax and after-tax basis, as defined in the Plan. Effective January 1, 2012, participants not covered by a collective bargaining agreement also had the option to contribute on a Roth basis. The combined pre-tax, after-tax and Roth cannot exceed the 50% and 25% limit, as applicable. Generally, covered compensation consists of regular pay plus most bonuses, overtime and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker's Compensation pay. Participant contributions are subject to limits specified under the Code.

Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 1% until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees not covered by a collective bargaining agreement, can receive a matching contribution of 100% of salary deferral contributions, including pre-tax, after-tax and Roth up to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. Matching contributions are funded each pay period and are fully vested immediately

1. Description of the Plan (continued)

Participants covered by a collective bargaining agreement can receive a Company match of 100% of eligible participants' pre-tax contributions, up to a maximum of $1,000 per participant per Plan year. A participant's after-tax contributions are also matched by the Company; however, total matching contributions may not exceed $1,000 during any Plan year. Participants are eligible for the Company matching contribution after completing one year of service.

Eligible participants not covered by a collective bargaining agreement can also be eligible for a non-elective employer contribution. To receive a non-elective employer contribution for a particular Plan year, a participant must have completed at least one year of service prior to December 31 of the Plan year. A participant must also have been an eligible employee sometime during the Plan year and have been employed with the Company on December 31 of the Plan year or have separated from service during the Plan year due to death or disability resulting in being certified as disabled, attainment of age 60 (age 62 for anyone who first becomes a Participant after June 30, 2011) or attainment of age 55 with ten years of service.

The non-elective employer contribution is equal to 6% of eligible compensation during the Plan year. The non-elective employer contributions are funded during the quarter subsequent to the Plan year end. See "Vesting" section for more information.

For Plan years commencing prior to July 1, 2011, the Company made Value Sharing contributions (a profit sharing component of the Plan) at the end of the Plan years in an amount determined by the Company based on the Company's performance during that Plan year. Each eligible participant received a Value Sharing contribution based on their respective eligible compensation multiplied by the approved Value Sharing contribution rate. See "Vesting" section for more information. Employees covered by a collective bargaining agreement did not receive the Value Sharing contribution.

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in the Company's common stock, mutual funds, and a common collective trust fund. Participants are also allowed to direct their contributions to Tradelink Investments, a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of: (a) Company contributions and (b) Plan earnings. Allocations are based on participants' eligible compensation for the employer match and non-elective employer contribution and investment balances for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay the Plan's expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at December 31, 2012 and 2011 are $1,126,221 and $281,451, respectively. The Company used $1,125,651 and $226,292 of forfeitures to reduce the non-elective employer contribution for the Plan year ended December 31, 2012 and Plan year 2011, respectively. The non-elective employer contribution is made subsequent to the Plan year-end.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

The non-elective employer contribution, Value Sharing contribution and certain Burt's Bees non-elective employer contribution accounts will vest in varying rates over a period of five years as follows:

Years of Service	Non-elective Employer Contribution	Value Sharing Contribution	Burt's Bees' Non-elective Employer Contribution
1	0%	0%	0%
2	20%	20%	25%
3	40%	40%	50%
4	70%	66%	75%
5	100%	100%	100%

Participants become immediately vested in the non-elective employer contributions and Value Sharing contributions upon reaching age 60 (age 62 for anyone who first becomes a Participant after June 30, 2011) while employed by the Company, at death, or upon permanent disability.

1. Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account at death, upon permanent disability, or upon termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Hardship and other in-service withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment and plan consulting fees, which are paid out of the forfeiture account, and loan origination and maintenance fees, which are deducted from the affected participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits paid to participants are recognized upon payment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

2. Summary of Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for various participant directed investment options in common stocks, mutual funds, and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The provisions of ASU 2011-04 do not have an impact on the Plan's financial statements.

3. Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices during the Plan year ended December 31, 2012, as follows:

Mutual Funds	$	76,714,896
Common Stocks		9,523,040
Others		158,245
Net appreciation in fair value	$	86,396,181

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31,	
	2012	**2011**
Eaton Vance Atlanta Capital Mid Cap Index Fund	$124,681,304	$122,034,061
T. Rowe Price Stable Value Fund	105,087,546	102,993,727
The Clorox Company Common Stock	90,026,680	87,231,890
Dodge & Cox Balanced Fund	80,618,351	72,394,169
T. Rowe Price Growth Stock Fund	77,132,708	66,223,604
American Funds Euro Pacific Growth Fund	59,157,533	52,317,276
Vanguard Total Bond Market Index Fund	58,295,024	57,510,262
Vanguard Institutional Index Fund	55,697,205	48,384,677

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset's or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities.
- Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3 – Unobservable inputs reflecting management's own assumptions.

4. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Common stock, including the Company's common stock: Valued at the last reported quoted market sales price on the last business day of the Plan year.

Common collective trust fund: Valued using the market approach at a unit price (NAV) determined by the portfolio's sponsor based on the fair value of underlying investments held by the common collective trust fund on the last business day of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value.

	Assets at Fair Value as of December 31, 2012		
	Level 1	Level 2	Total
Mutual funds			
Growth funds	$ 201,814,012	$ -	$ 201,814,012
Value and index funds	163,901,189	-	163,901,189
Target date funds	142,655,703	-	142,655,703
Moderate allocation funds	90,052,598	-	90,052,598
Bond funds	73,185,658	-	73,185,658
Other funds	12,878,380	-	12,878,380
Total mutual funds	684,487,540		$ 684,487,540
Common/collective trust fund	-	105,087,546	105,087,546
Employer securities	90,026,680	-	90,026,680
Other common stocks	7,588,308	-	7,588,308
Other	3,779	-	3,779
Total	$ 782,106,307	$ 105,087,546	$ 887,193,853

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2011		
	Level 1	Level 2	Total
Mutual funds			
Growth funds	$ 188,257,665	$ -	$ 188,257,665
Value and index funds	134,770,342	-	134,770,342
Target date funds	107,191,083	-	107,191,083
Moderate allocation funds	77,898,342	-	77,898,342
Bond funds	63,946,314	-	63,946,314
Other funds	8,158,203	-	8,158,203
Total mutual funds	580,221,949		$ 580,221,949
Common/collective trust fund	-	102,993,727	102,993,727
Employer securities	87,231,890	-	87,231,890
Other common stocks	5,372,567	-	5,372,567
Other	72	-	72
Total	$ 672,826,478	$ 102,993,727	$ 775,820,205

The Common collective trust fund is invested in the T. Rowe Price Stable Value Fund (the Stable Value fund). The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The Stable Value fund invests in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, structured or synthetic investment contracts issued by banks, insurance companies and other issuers, securities supporting the synthetic investment contracts, separate account contracts, and other similar instruments.

Under the Terms of the Declaration of Trust, retirement plans invested in the common trust fund are required to provide a 12 month advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee at its sole discretion.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated October 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan's management believes that the Plan is being operated in accordance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's operations in compliance with the Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for Plan years prior to 2006.

6. Party-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During the Plan years ended December 31, 2012, the Plan purchased or received approximately $4,960,000 and sold or distributed approximately $11,771,000, of the Company's common stock.

Certain Plan investments are managed by T. Rowe Price, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

7. Reconciliation of Financial Statements to the Form 5500

The Company will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As a result, the following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements at December 31, 2012 and 2011, to the Statements of Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$ 933,409,156	$ 807,518,229
Adjustment from contract value to fair value for interest in common collective trust related to fully benefit-responsive investment contracts	4,331,535	3,591,873
Net assets available for benefits per the Form 5500	$ 937,740,691	$ 811,110,102

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the Plan year ended December 31, 2012, to the Statement of Changes in Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

Total investment gain per the financial statements	$ 105,401,310
Add: current year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts	4,331,535
Less: prior year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts	(3,591,873)
Total investment gain per the Form 5500	$ 106,140,972

8. Subsequent Events

Effective January 1, 2013 the Plan engaged Mercer Trust Company to be the trustee of the Plan. Plan assets held by T. Rowe Price on December 31, 2012 were transferred to Mercer effective January 2, 2013.

Also, effective January 1, 2013 the following changes were made to the Plan:

- The maximum amount of contributions that the participant can direct to be invested in Company Stocks in the ESOP fund was reduced to 5% from 10%. No participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. Participants who directed more than 5% of contributions in the ESOP fund prior to this change are not required to sell, transfer or exchange any portion of their interest in the ESOP to reduce their investment in the ESOP to 5%.

- Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 6%, (versus current 5%) contribution rate. All participants with a contribution rate of less than 20% (versus current 10%) have an automatic annual percentage increase of 2% (versus current 1%) until the contribution rate reaches 20% (versus current 10%) unless an alternative annual percentage is elected or the automatic election is declined.

- Some of the investment funds were changed as a result of the transition to Mercer, including the replacement of the T. Rowe Price Stable Value Fund.

- The Plan was amended February 1, 2013 to allow for both lump sum and installment distribution options for terminated participants.

Supplemental Schedule

The Clorox Company 401(k) Plan

EIN: 31-0595760 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate	(e) Current Value
*	The Clorox Company Common Stock	Common stock	$ 90,026,680
	Eaton Vance Atlanta Capital Mid Cap Index Fund	Mutual fund	124,681,304
	Dodge & Cox Balanced Fund	Mutual fund	80,618,351
*	T. Rowe Price Growth Stock Fund	Mutual fund	77,132,708
	American Funds Euro Pacific Growth Fund	Mutual fund	59,157,533
	Vanguard Total Bond Market Index Fund	Mutual fund	58,295,024
	Vanguard Institutional Index Fund	Mutual fund	55,697,205
	Vanguard Mid-Cap Index Fund	Mutual fund	19,917,379
	Metropolitan West Total Return Bond Fund	Mutual fund	14,890,634
	John Hancock Disciplined Value	Mutual fund	11,661,079
	Vanguard Total International Stock Index	Mutual fund	10,220,646
	Vanguard Wellington Fund	Mutual fund	9,434,247
	Vanguard Small Cap Index Fund	Mutual fund	7,247,347
	Vanguard Target Retirement 2010	Mutual fund	2,563,551
	Vanguard Target Retirement 2015	Mutual fund	18,069,800
	Vanguard Target Retirement 2020	Mutual fund	4,015,220
	Vanguard Target Retirement 2025	Mutual fund	38,094,168
	Vanguard Target Retirement 2030	Mutual fund	2,440,076
	Vanguard Target Retirement 2035	Mutual fund	41,452,445
	Vanguard Target Retirement 2040	Mutual fund	1,954,592
	Vanguard Target Retirement 2045	Mutual fund	32,224,865
	Vanguard Target Retirement 2050	Mutual fund	987,270
	Vanguard Target Retirement 2055	Mutual fund	853,716
	Vanguard Target Retirement Income Fund	Mutual fund	7,818,591
			679,427,751
*	T. Rowe Price Stable Value Fund	Common collective trust fund	105,087,546
	Tradelink Investments	Self-directed brokerage account;	12,651,876
*	Participant loans	Interest rates ranging from 4.25% to 10.50%	24,728,888
	Total investments		$ 911,922,741

* Indicates a party-in-interest to the Plan.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-41131 - Post Effective Amendments No. 1 and 2) of The Clorox Company of our report dated June 26, 2013, with respect to the statement of net assets available for benefits of The Clorox Company 401(k) Plan as of December 31, 2012, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of The Clorox Company 401(k) Plan.

Moss Adams LLP

Campbell, California
June 26, 2013

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-41131 - Post Effective Amendments No. 1 and 2) of The Clorox Company of our report dated June 22, 2012, with respect to the statement of net assets available for benefits of The Clorox Company 401(k) Plan as of December 31, 2011, included in this annual report on Form 11-K of The Clorox Company 401(k) Plan.

Mohler Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 26, 2013